08028371

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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A/B 3/6

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AZROC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4055 Monroeville Blvd., Building 1, Suite 410

(No. and Street)

Monroeville, PA 15146

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mohammad A. Samad 412-372-1750

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michell, Rodger D.

(Name – *if individual, state last, first, middle name*)

P. O. Box 735 Bethel Park, PA 15102

(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mohammad A. Samad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AZROC Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Ramona R. Kernan - Notary Public
City of Monroeville, Allegheny County
MY COMMISSION EXPIRES OCT. 30, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AZROC SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2007

RODGER D. MICHELL

Certified Public Accountant

TABLE OF CONTENTS

RODGER D. MICHELL
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE 412-854-0683
FAX 412-854-0245

P.O. BOX 735
BETHEL PARK, PENNSYLVANIA 15102

To the Board of Directors
AZROC Securities, Inc.
Monroeville, Pennsylvania

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of AZROC Securities, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AZROC Securities, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bethel Park, Pennsylvania
February 25, 2008

AZROC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	17,523
Money Market Accounts		380,496
Commissions and Fees Receivable		60,763
Deposit with clearing firm		100,000
Investments, at market		-
Prepayments		10,007
Property and equipment, net of accumulated depreciation of $109,648		52,944
Total Assets	$	621,733

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts Payable and accrued expenses	$	8,042
Payroll taxes withheld		540
Total Liabilities		8,582
Stockholder's Equity		
Common Stock, no-par value, 100,000 shares authorized, 1,250 shares issued and outstanding		1,250
Additional paid-in capital		306,530
Retained Earnings		305,371
Total Stockholder's Equity		613,151
Total Liabilities and Stockholder's Equity	$	621,733

The accompanying notes are an integral part of these financial statements.

AZROC SECURITIES, INC.

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Commission and fee income	$ 466,396
Investment income	36,684
Other Income	36,203
Total revenues	539,283
Expenses	
Salaries and related benefits	450,484
Other expenses	90,580
Occupancy	37,134
Depreciation	26,476
Professional services	20,231
Total Expenses	624,905
Net income	$ (85,622)

The accompanying notes are an integral part of these financial statements.

AZROC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK		ADDITIONAL PAID IN	RETAINED
	SHARES	AMOUNT	CAPITAL	EARNINGS
Balance January 1, 2007	1,000	$ 1,000	$ 6,780	$ 390,993
Net income				(85,622)
Proceeds from stock issuance	250	250	299,750	
Balance, December 31, 2007	1,250	$ 1,250	$ 306,530	$ 305,371

The accompanying notes are an integral part of these financial statements.

AZROC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net income	$ (85,622)
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation	26,476
Unrealized gain on investments	(11,080)
Increase in Commissions and Fees Receivable	(41,581)
Increase in prepayments	(3,216)
Decrease in accounts payable and accrued expenses	(2,328)
Decrease in withheld payroll taxes	(287)
Net cash provided from operating activities	(117,638)
Cash flows from investing activities	
Additional deposit with clearing firm	(75,000)
Transfer of investments to cash, including realized gains of $11,630	57,265
Equipment purchases	(1,393)
Net cash used in investment activities	(19,128)
Cash flows from financing activities	
Issuance of common Stock	300,000
Net increase in cash	163,234
Cash, beginning of year	234,785
Cash, end of year	$ 398,019

SUPPLEMENTAL INFORMATION

Cash paid during the year for interest and income taxes	$ -
Non cash financing and investing activities:	none

The accompanying notes are an integral part of these financial statements.

NOTE A ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA), and is supervised by the Securities and Exchange Commission (SEC). The Company was incorporated in the state of Pennsylvania in 2000. Operations as a broker-dealer began in 2002 after the Company received its membership upon its merger with Anderson Samad, Inc., member of the former NASD, and SIPC.

NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission Income

Commission income and related commissions payable to sales representatives are recorded on a trade date basis. No allowance for uncollectible accounts is considered necessary.

Income Taxes

The shareholder has consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code which provide for the Company's income to be taxed directly to its shareholder. Accordingly, no provision for federal or state income taxes has been included in the accompanying financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand and in banks, and money market accounts to be cash equivalents.

NOTE C PROPERTY AND EQUIPMENT

Equipment and leasehold improvements are carried at cost. Expenditures for maintenance and repairs are charged against operations, while renewals and betterments that materially extend the lives of assets are capitalized. Depreciation is computed for financial statement purposes on a straight line basis over 3-7 years, which is management's determination of the estimated useful lives of the assets.

Property and equipment consisted of the following as of December 31, 2007:

Automobiles	$ 97,608
Computers and equipment	27,487
Furniture and fixtures	33,726
Telephone equipment	3,771
	162,592
Less accumulated depreciation	(109,648)
	$ 52,944

NOTE D LEASES

The Company leases its office space, and has related obligations under an operating lease with initial noncancellable terms in excess of one year. For the year ended December 31, 2007 rental expense paid under this arrangement was $37,134. The lease contains provisions for adjustments for changes in operating costs and real estate taxes.

The lease expired in September, 2006 and was not renewed. The Company continues to rent the facilities monthly.

NOTE E RELATED PARTY TRANSACTIONS

Transactions with Shareholder and Director

FASB 57, Related Party Disclosures, provides guidance on the disclosure of transactions with related parties. It further states that material related party transactions except for salary and expense payments, and expenses in the ordinary course of business should be disclosed. The related party transactions during 2007 that did occur were immaterial both separately and in the aggregate.

On April 1, 2007, the Company's major customer also became a 20% stockholder in the Company with an investment of $300,000 (See also Note H).

NOTE F DEPOSIT WITH CLEARING ORGANIZATION

The Company has $100,000 cash on deposit with its clearing firm, National Financial Services, Inc., member FINRA, SIPC.

NOTE G INVESTMENTS

During 2007 for purposes of determining unrealized gain or loss on investments, management of the Company classified investments as trading. However, during the course of 2007 management transferred its investments to cash, with the last such transfer in December, realizing $11,630 in gains. At December 31, 2007, there were no investments. For the year ended December 31, 2007 the statement of income includes unrealized gains of $11,080 resulting from recording investments at market while the investments were held.

NOTE H MAJOR CUSTOMER

The Company earns over 50% of its revenues from commissions earned through trades of one customer, and the loss of that customer could have a materially adverse effect on the Company. While the contract between the parties is cancelable with 30 days notice, the customer has continuously dealt with the Company or its founder since 1991.

NOTE I SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a simplified employee pension plan covering substantially all employees. For the year ended December 31, 2007, there were no contributions made.

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of

NOTE J NET CAPITAL REQUIREMENTS (continued)

aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, with a minimum net capital requirement of $5,000. At December 31, 2007 the Company had net capital of $542,590, which was $537,590 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

AZROC SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Computation of net capital	
Total stockholder's equity	$ 613,151
Nonallowable assets	
Property and equipment, net	52,944
Prepayments	10,007
Total nonallowable assets	62,951
Net capital before haircuts	550,200
Haircuts	
Money Market accounts	7,610
Total haircuts	7,610
Net Capital	$ 542,590
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)	$ 542,590
Computation of basic net capital required	
Net capital required is the greater of $5,000 (the minimum dollar requirement of reporting broker dealer) or 6.67% of the aggregate indebtedness (total liabilities):	
Aggregate indebtedness	
Total liabilities	$ 8,582
Aggregate indebtedness X 6.67%	$ 572
Net capital (from above)	$ 542,590
Less basic net capital required	(5,000)
Net capital in excess of requirement	$ 537,590
Ratio of aggregate indebtedness to net capital	0.02 : 1

AZROC SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER
RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

RODGER D. MICHELL
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE 412-854-0683
FAX 412-854-0245

P.O. BOX 735
BETHEL PARK, PENNSYLVANIA 15102

To the Board of Directors
AZROC Securities, Inc.
Monroeville, Pennsylvania

REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements of AZROC Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all the deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as described above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bethel Park, Pennsylvania
February 25, 2008

END